

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2025

Trent Mell
Chief Executive Officer
Electra Battery Materials Corporation
133 Richmond Street W, Suite 602
Toronto, ON M5H 2L3
Canada

>   **Re: Electra Battery Materials Corporation**
>   **Amendment No. 1 to Registration Statement on Form F-3**
>   **Filed July 28, 2025**
>   **File No. 333-288364**

Dear Trent Mell:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 21, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-3

Exhibits

1.   We note the opinion filed as Exhibit 5.2 regarding the legality of the common shares that may be issued pursuant to the "at the market" offering prospectus supplement. Please obtain and file a revised legality opinion to ensure that the opinion does not contain assumptions that are overly broad, that "assume away" the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Refer to Staff Legal Bulletin 19 at Sections II.B.2.a and II.B.3.a.

Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas Rose